UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2005 and 2004 and for the year ended December 31, 2005

i

Report of Independent Registered Public Accounting Firm

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Alternate 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2005 and 2004, and the changes therein (modified cash basis) for the year ended December 31, 2005, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2006

PMI Alternate 401(k) Plan

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2005	2004
Assets
Dividends receivable	$1,835	$322
Investments, at fair value	3,923,614	4,154,405

Net assets available for benefits	$3,925,449	$4,154,727

See accompanying notes.

PMI Alternate 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2005

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$213,565
Interest and dividends	99,828

Total appreciation and investment income	313,393

Contributions:
Participants	423,251
Rollover	13,668

Total contributions	436,919

Total additions	750,312
Deductions
Benefits paid directly to participants	979,590

Total deductions	979,590

Net decrease	(229,278)
Net assets available for benefits:
Beginning of year	4,154,727

End of year	$3,925,449

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The most recent restated Adoption Agreement was adopted effective January 1, 2003.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company), other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Trust Company.

Employees are eligible on the first day of the next payroll period after their date of employment and must be at least 18 to participate in the Plan.

Contributions

Each year, participants may contribute up to 17% of their annual pre-tax compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). The Company does not match employee contributions.

Effective October 1, 2005, a Plan amendment increased the maximum deferral percentage from 17% up to a maximum of 75% of a participant’s annual compensation.

Upon enrollment, participants may direct all contributions to any of the Plan’s investment options. Participants may change their investment elections at any time during the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan appreciation and investment income (earnings) and may be charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Withdrawals

Upon termination of employment, death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance. In-service withdrawals may be available upon hardship or upon attainment of age 59 1/2 in accordance with the Plan’s provisions.

In 2005, participant withdrawals were $979,590 compared to $939,155 in 2004. This increase was primarily due to higher value lump-sum distributions paid to participants terminated from the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will remain fully vested in their accounts.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, investment income, including net realized and unrealized appreciation in fair value of investments is recognized in the period incurred on the statement of changes in net assets available for benefits (modified cash basis), contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on the quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income and dividends are accrued in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 25, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments

At December 31, 2005, there were 19 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2005	2004
Registered investment companies	$193,593	$243,370
Common collective trust funds	26,488	59,598
Common stock	(6,516)	28,627

Total	$213,565	$331,595

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2005	2004
Davis New York Venture Fund	$411,904	$564,473
Merrill Lynch Retirement Reserves Fund	550,310	586,440
Merrill Lynch Fundamental Growth Fund	251,720	259,754
BGI LifePath 2020 Fund	249,025	248,496
PIMCO Total Return Fund	324,666	388,744
Merrill Lynch Equity Index Trust Fund	465,824	510,844
Merrill Lynch Mid Cap Index Trust Fund	313,164	348,945
Oppenheimer Dev Markets Fund CLA	284,353	*
Templeton Foreign Fund (Adv)	213,794	*
The PMI Group, Inc. Common Stock	*	260,270

*	Fair value of investments do not exceed 5% of the Plan’s net assets for the year indicated.

5. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of $32,978 and sales of $112,073 of the Company’s common stock.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Trust Company.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	BGI Lifepath 2010 Fund	2,518.0354 shares	$32,558
	BGI Lifepath 2020 Fund	15,711.3578 shares	249,025
	BGI Lifepath 2030 Fund	1,981.4386 shares	30,494
	BGI Lifepath 2040 Fund	925.9799 shares	16,834
	BGI Lifepath Ret Port Income Fund	772.4186 shares	8,667
	Davis New York Venture Fund	12,089.9196 shares	411,904
*	Merrill Lynch Fundamental Growth Fund	13,144.6678 shares	251,720
*	Merrill Lynch Mid Cap Value Opp Port Fund	5,253.4378 shares	98,029
*	Merrill Lynch Small Cap Index Fund	5,222.2094 shares	74,991
	Oppenheimer Dev Mkts Fund	7,826.9544 shares	284,353
	PIMCO Total Return Fund	30,920.5683 shares	324,666
	Templeton Foreign Fund	16,900.7219 shares	213,794
	Van Kampen Aggressive Growth Fund	11,201.6374 shares	176,314
	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	2,274.1401 units	57,175
*	Merrill Lynch Equity Index Trust Fund	5,006.1683 units	465,824
*	Merrill Lynch Mid Cap Index Trust Fund	20,877.6054 units	313,164
*	Merrill Lynch Retirement Preservation
	Trust Fund	156,963.6300 units	156,964
	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	550,309.9900 units	550,310
	Common stock:
*	The PMI Group, Inc. Common Stock	4,213 shares	173,028
	Participant loans:
*	Participant loans	Interest rates of 5%-8% maturing through 2009
			20,594
	Cash		13,206

	Total investments		$3,923,614

*	Indicates a party-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PMI Alternate 401(k) Plan

By	/s/ Charles F. Broom
Charles F. Broom
Plan Administrator

Date: June 28, 2006

PMI ALTERNATE 401(K) PLAN

EXHIBIT INDEX

Exhibit Number:	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm